SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of December

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F      X       Form 40-F
                             -----------           -----------

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                        Yes                No      X
                           -------------     -------------


 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
           dated December 7, 2006 publishing the announcing the court approval for the settlement of the Stock Drop Class Action with plaintiffs..

Van der Moolen Holding Receives Court Approval for Settlement of Stock
                  Drop Class Action with Plaintiffs

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--Dec. 7, 2006--Van der Moolen Holding N.V. (VDM) announces that on December 6, 2006, VDM received final approval from the U.S. District Court for the Southern District of New York of VDM's settlement of the Stock Drop Class Action. In its press release of July 24, 2006 VDM announced that it had reached this settlement subject inter alia to court approval. This matter concerned a shareholder securities class action entitled "In re Van der Moolen Holding NV Securities Litigation". The complaint in this case was filed on September 14, 2004 on behalf of a class of persons who held VDM's ADRs between October 18, 2001 and October 15, 2003. In giving final approval to the settlement, the Court also granted the certification of the settlement class.

    Under the terms of the settlement agreement, which is now final, the lead plaintiffs agreed to settle on behalf of the class all claims against Van der Moolen Holding N.V., Van der Moolen Specialists USA, LLC and members of the Executive Board of Van der Moolen Holding N.V. for the sum of $8,0 million.

    The settlement was recognized in our second quarter 2006 financial statements.

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.

    CONTACT: Van der Moolen NV
             Investor Relations/Corporate Communications
             T: +31 0 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           VAN DER MOOLEN HOLDING N.V.

         Date: 7 December 2006             By: /s/ Richard E. den Drijver

                                              ---------------------------

                                           name: Richard E. den Drijver
                                           title: Chairman of the Executive
                                           Board


                                           By: /s/ Casper F. Rondeltap

                                              ----------------------------
                                           name : Casper F. Rondeltap
                                           title: Member of the Executive Board

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